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                                                                 Exhibit (j)(3)

           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Sanford C. Bernstein Fund II, Inc.

We consent to the use of our report, dated November 25, 2009, with respect to the statement of assets and liabilities, including the schedule of investments, of Intermediate Duration Institutional Portfolio, a portfolio of Sanford C. Bernstein Fund II, Inc., as of September 30, 2009, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended, incorporated herein by reference.

\s\ KPMG LLP

New York, New York

January 26, 2011